Exhibit 99.1

NEWS RELEASE

Endeavour Silver Produces 1,669,609 oz Silver and 15,131 oz Gold
(2.6 Million oz Silver Equivalents) in the Second Quarter, 2014

Vancouver, Canada – July 9, 2014 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports strong silver and gold production results in the Second Quarter, 2014, trending ahead of guidance year to date. The Company owns and operates three silver-gold mines in Mexico: the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

Silver production in the Second Quarter, 2014 was up 9% to 1,669,609 ounces (oz), while gold production was down 24% to 15,136 oz compared to the Second Quarter, 2013. Silver equivalent production fell 6% to 2.6 million oz using a 60:1 silver:gold ratio.

Production Highlights for Second Quarter, 2014 (Compared to Second Quarter, 2013)

• Silver production increased 9% to 1,669,609 oz
• Gold production decreased 24% to 15,136 oz
• Silver equivalent production decreased 6% to 2.6 million oz (at a 60:1 silver: gold ratio)
• Silver oz sold down 1% to 1,774,306 oz
• Gold oz sold down 42% to 14,688 oz
• Bullion inventory at quarter-end included 119,866 oz silver and 272 oz gold
• Concentrate inventory at quarter-end included 86,724 oz silver and 1,266 oz gold

Endeavour CEO Bradford Cooke commented: “Our second quarter silver production improved year-on-year but pulled back from the out-performance of our first quarter production, closer to our plan for 2014.  Quarterly gold production was lower compared to last year primarily due to the over-production of the Bolanitos mine in 2013. Production remains ahead of guidance year to date, and safety remains our top priority.

“With all three mines performing well, we turned our focus in Q2, 2014 back to exploration. We now have a total of 12 drill rigs working at the three mines plus our emerging new high grade silver-gold discovery on the San Sebastián property.”

At Guanaceví, higher silver grades and higher recoveries related to ore from the Porvenir Cuatro mine helped deliver a significant production increase compared to the Second Quarter, 2013.

At Bolañitos, the mine continued to operate at plant capacity in the Second Quarter, 2014. Gold grades continued to exceed estimated reserve grades. In 2013, excess ore from the mine was processed at El Cubo facilities but in 2014, management is focused on ramping up ore production at El Cubo to fill its own plant to capacity by year-end.

At El Cubo, production grades improved in the Second Quarter, 2014, but mine output declined due to development initiatives, part closure of the mine subsequent to the fatality reported April 9, and the Company initiatives to re-implement programs of safe practices in the workplace and re-train the entire workforce. Management continues to focus on accelerated mine development and training needed in order to make the performance progress sustainable over the longer term. The mine is now back on plan to fill the plant capacity by year-end and start building an ore stockpile.

Production Tables for the Second Quarter, 2014

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	108,822	1,196	272	0.55	83.6%	86.1%	795,824	1,656
Bolañitos	142,370	1,565	152	2.47	89.7%	88.3%	623,898	9,980
El Cubo	88,084	968	103	1.44	85.7%	85.7%	249,887	3,495
Consolidated	339,276	3,728	178	1.59	86.1%	87.4%	1,669,609	15,131

Production Tables for the Six Months Ended June 30, 2014

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	215,635	1,191	311	0.66	83.6%	85.9%	1,801,605	3,929
Bolañitos	284,782	1,573	148	2.60	88.3%	86.6%	1,196,749	20,620
El Cubo	185,384	1,024	107	1.73	89.4%	88.3%	570,254	9,101
Consolidated	685,801	3,789	188	1.75	86.0%	87.0%	3,568,608	33,650

(1) gpt = grams per tonnes

Three Months Ended June 30			Q2 2014 Highlights	Six Months Ended June 30
2014	2013	% Change		2014	2013	% Change
339,276	393,070	(14%)	Throughput (tonnes)	685,801	769,414	(11%)
1,669,609	1,535,873	9%	Silver ounces produced	3,568,608	3,025,590	18%
15,131	19,915	(24%)	Gold ounces produced	33,650	34,948	(4%)
1,620,189	1,479,828	9%	Payable silver ounces produced	3,464,354	2,939,533	18%
14,607	18,843	(22%)	Payable gold ounces produced	32,403	33,551	(3%)
2,577,469	2,730,773	(6%)	Silver equivalent ounces produced(1)	5,587,608	5,122,470	9%
1,774,302	1,787,571	(1%)	Silver ounces sold	3,311,967	3,302,648	0%
14,612	25,477	(43%)	Gold ounces sold	31,057	41,201	(25%)

(1) Silver equivalent ounces calculated using 60:1 ratio

Release of Second Quarter, 2014 Financial Results and Conference Call

The Second Quarter, 2014 financial results will be released after market on Monday, August 11, 2014 and a telephone conference call will be held at 10:00am PDT (1:00pm EDT) on Tuesday, August 12, 2014.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour's three operating silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate the Company’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.